SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the period April 1, 2001 (date of inception) to March 31, 2002

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

COMMISSION FILE NUMBER 000-26621

1999 National Information Consortium Employee Stock Purchase Plan

(FULL TITLE OF THE PLAN)

NIC INC.

12 Corporate Woods, 10975 Benson Street, Suite 390

Overland Park, Kansas 66210

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

NIC Inc.

1999 National Information Consortium Employee Stock Purchase Plan

Report of Independent Accountants

To the Board of Directors of

NIC Inc. and the Participants of the

1999 National Information Consortium Employee Stock Purchase Plan:

In our opinion, the accompanying statement of financial condition and the related statement of operations and changes in plan equity present fairly, in all material respects, the financial position of the 1999 National Information Consortium Employee Stock Purchase Plan (the “Plan”) at March 31, 2002, and the results of its operations and changes in plan equity for the period from April 1, 2001 (date of inception) to March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri

June 24, 2002

NIC Inc.

1999 National Information Consortium Employee Stock Purchase Plan

Statement of Financial Condition

March 31, 2002

ASSETS
Receivable from NIC Inc.	$4,437

Total assets	$4,437

LIABILITIES AND PLAN EQUITY
Amounts due to participants	$4,376
Residual participant contributions	61
Total liabilities	4,437

Plan equity	—

Total liabilities and plan equity	$4,437

The accompanying notes are an integral part of these financial statements.

NIC Inc.

1999 National Information Consortium Employee Stock Purchase Plan

Statement of Operations and Changes in Plan Equity

Period from April 1, 2001 (Inception) through March 31, 2002

Participant contributions	$147,941

Purchases of NIC Inc. common stock	(84,612)

Participant withdrawals	(63,268)

Residual contribution amounts reserved for participants	(61)

Net additions	—

Plan equity at beginning of period	—

Plan equity at end of period	$—

The accompanying notes are an integral part of these financial statements.

NIC Inc.

Notes to Financial Statements

March 31, 2002

1.             Description of Plan

The purpose of the 1999 National Information Consortium Employee Stock Purchase Plan (“Plan”) is to provide employees of NIC Inc., a Colorado corporation (“Company”), an opportunity to purchase common stock of the Company.  By means of the Plan, the Company seeks to attract and retain the services of persons of ability as employees and motivate such employees to exert their best efforts on behalf of the Company, any affiliate or other shareholder of the Company.  Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was adopted by the Board of Directors of the Company on April 14, 1999 and by the shareholders at its Annual Meeting on May 4, 1999.

The Plan yearend is March 31.  The date of inception was April 1, 2001.

Common stock for the Plan is issued directly from the Company’s authorized but unissued shares.  The aggregate number of shares that may be issued under the Plan cannot exceed 2,321,688.

Eligibility — Employees of the Company are eligible to participate in the Plan if the employee has been continuously employed for three months as of the enrollment date.  In addition, the employee must work at least 30 hours a week for at least five months during a calendar year.

An offering period is a twelve-month period beginning on April 1 of each year and ending on March 31 of each year (“Offering Period”).  Each eligible employee may enroll in the Plan during the open enrollment period, which is the 14 days prior to the start of an Offering Period.

Contributions — A Plan participant may contribute from 1% to 15% of the participant’s “compensation,” as defined in the Plan, through after-tax payroll deductions during the Offering Period.  Participants can increase or decrease their withholding percentage during an Offering Period.  Additionally, a participant cannot accrue at a rate that exceeds $25,000 for a calendar year, as measured by the fair market value of shares (based on the fair market value of a share on the first day of an Offering Period).  The Company holds contributions until the end of the Offering Period at which point the Company issues shares for the contributions received.  No interest is paid or accrued on the participants’ payroll deductions.  Contributions from participant payroll deductions are held by the Company and are used for general corporate purposes.  The Company has no obligation to segregate employees’ payroll deductions from any other funds of the Company or to hold funds representing the same pending the application of such amount to the purchase of shares at the end of each Offering Period in accordance with the Plan.

Any accumulated contribution amount that is insufficient to purchase a whole share of common stock at the end of an Offering Period is carried forward and applied to the purchase of whole shares of stock in future Offering Periods or refunded to the participant upon withdrawal from the Plan.  Such amounts are recorded as “Residual participant contributions” in the Statement of Financial Condition at March 31, 2002.

Participant withdrawals — Participants may choose to withdraw from the Plan at any time during an Offering Period.  Participants who terminate their employment with the Company are not eligible to continue participation in the Plan.  Upon withdrawal, termination from employment or death, any accumulated contributions during an Offering Period are distributed to the employee or beneficiary, without interest, by the Company.

Stock Purchase Provisions — On the first day of the Offering Period (“Grant Date”), eligible employees are granted the option to purchase whole shares of the Company’s common stock.  On the last day of the Offering Period (“Purchase Date”), the Company issues common stock to the participants.  The purchase price per share of common stock issued by the Company is 85% of the lower of either the fair market value of the Company’s common stock on the Grant Date or the Purchase Date.  Fair market value is determined using the closing price of the Company’s common stock as listed on the NASDAQ National Market.  All shares issued under the Plan may not be sold, transferred or assigned for a period of six months after the Purchase Date.

Shares purchased pursuant to the Plan during the Offering Period from April 1, 2001 to March 31, 2002 were 32,504 shares.  The purchase price per share for the common stock was $2.603125 for the Offering Period.

Plan Administration — The Plan is administered by the Compensation Committee of the Company’s Board of Directors.  The Company pays all expenses of the Plan.  Administrative expenses related to the Plan amounted to approximately $12,000 for the period ended March 31, 2002.

Plan Termination — Although the Board of Directors of the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time.  In the event the Plan is terminated, all funds contributed to the Plan that have not been used to purchase shares will be returned without interest to the participants.

2.             Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting.  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

3.             Federal Income Taxes

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code (the “Code”).  Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code.  Accordingly, the Plan is designed to be exempt from income taxes.  The Plan’s management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

1999 National Information Consortium
Employee Stock Purchase Plan

Date:	June 28, 2002	By:	/s/ Samuel R. Somerhalder
Samuel R. Somerhalder Executive Vice President, Operations and Administration NIC Inc.